Exhibit 99.1: Expired Launch and In-Orbit Insurance Policy for SatMex 5

Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

DECLARATIONS

1.	THE INSURED

SATÉLITES MEXICANOS, S.A. DE C.V. (SATMEX), hereinafter referred to as the “Insured.”

2.	THE INSURED’S ADDRESS

Eje Central Lázaro Cárdenas No. 567, Piso 15 Colonia Narvarte, C.P. 03020 éxico, D.F.

3.	THE COMPANY

Seguros Comercial América, S.A. de C.V. (hereinafter referred to as the “Company”).

4.	INSURED PROPERTY

The property insured under the terms of this Policy is the Satellite designated as Morelos III which will be placed in orbit using a Launch Vehicle.

5.	LOSS PAYEE

Claims which are indemnifiable under the terms of this Policy will be adjusted with the Insured and will be paid as per the Insured’s instructions.

6.	POLICY PERIOD

The period which may be necessary to complete the 1826 (one hundred and twenty six) days as of the Launch date, provided that the Launch occurs on or before 28 November 2000, at 7:00 P.M. Eastern Standard Time.

7.	THE INSURED’S BUSINESS

The establishment, maintenance and operation of telecommunications systems, as well as communications satellite services.

8.	SUMS INSURED

The Sum Insured and the maximum amount payable under the terms of this Policy shall be US$ 250’000,000 (Two hundred and fifty million dollars), with respect to Morelos III Satellite.

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

9.	DEDUCTIBLES

Given that the declared Life of the Morelos III Satellite is 15 (fifteen) years, once the final fuel budget has been established prior to Launch [based on dispersions of three (3) sigma under the worst circumstances for the Launch Vehicle and the Satellite], if a fuel margin of one year, over and above the Stated Transponder Life of the Transponder, is not available then a deductible to provide a margin equal to 1 (one) year will be applied.

10.	ATTACHMENT OF RISK

Risks of loss attaches at Intentional Ignition, provided such occurs on or before November 28, 2000 at 7:00 P.M. Eastern Standard Time. In the event of the Termination of the Launch which gives rise to a Restored Launch, the risk of loss will once again be held covered in the manner indicated in Declaration 11 (d) TERMINATION OF RISK.

11.	TERMINATION OF RISK

Risks of loss shall terminate upon the earliest of the following:

(a)	When it is agreed that the Morelos II Satellite is a Total Loss or Constructive Total Loss; or

(b)	When the agreed claims are equal to the sum insured under the terms of this Policy; or

(c)	At 7:00 P.M. Eastern Standard Time 1826 (One thousand eight hundred and twenty six) days after Launch; or

(d)	Upon the Termination of the Launch, except in the case of a Termination of the Launch which may give rise to a Restored Launch, in which case the risk will be suspended as of the moment of the Termination of the Launch and will take effect again on the same basis as the original Launch attempt, subject to the terms established, provided such are applicable, in Condition 23 REINSTATEMENT OF THE SUM INSURED, provided that:

(i)	The Restored Launch occurs during the Policy Period established for this Policy. However, if a Restored Launch can occur and were it not for the expiration of this Policy, than at the Insured’s request, the Coverage Period of this Policy will be extended for up to an additional 12 (twelve) months, so as to allow for Restored Launch; and

(ii)	Arianespace confirms in writing that the Launch Vehicle has not sustained any damage or, in the event any such damage has occurred, that the Launch Vehicle has been satisfactorily repaired such that the Launch Vehicle complies with the Launch Services Agreement; and

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

(iii)	Hughes Communications International, Inc. confirms in writing that the Morelos III Satellite has not sustained any damage or, in the event any such damage has occurred, that the Morelos III Satellite has been satisfactorily repaired such that the Morelos III Satellite complies with the Construction Contract, including the Satellite Performance Specifications.

12.	PREMIUM

In consideration of the coverage granted to the Insured by the Company under the terms of this Policy, the Insured shall pay the Company US$ 34,263,959 in two istallments: a deposit of US$ 3’426,396 due on or before February 15, 1998; and US$ 30’837,563 due 45 (forty five) days before de Schedule Launch Date.

In the event this policy expires or is declared null and void, or is canceled by the parties, or if the Attachment of Risk under the terms of this Policy does not occur within the Policy Period, then the premiums paid by the Insured to the Company with respect to the Morelos III Satellite which has not been launched, will be returned without interest, within a period of thirty (30) days, as of such date. The premium is deemed to be fully earned with respect to the Morelos III Satellite upon Launch or in the event of a claim paid under the terms of this Policy with respect to the Morelos III Satellite.

13.	DELAY IN THE LAUNCH

In the event of a delay in the launch of the Morelos III which exceeds 3 (three) months, as of the Scheduled Launch Date, the Insured shall have the right, within 3 (three) months of the date on which the Company receives the premium corresponding to the Morelos III Satellite, to request the reimbursement of the premium paid for this Policy, minus the deposit and without interest, and this Policy shall remain in effect, provided that and until such time as a new scheduled Launch date is established, to take place prior to November 28, 2000 at 7:00:P.M. Eastern Standard Time.

Upon establishing the new Scheduled Launch Date, the Insured must notify the Company and return the complete premium with respect to the Satellite, at the latest, 65 (sixty-five) days prior to the new Scheduled Launch Date.

14.	LAUNCH SCHEDULE

Satellite Morelos III	Scheduled Launch Date 3rd quarter of 1998	Launch Vehicle Ariane 4

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

INSURING AGREEMENTS

In consideration of the payment of the Premium and in accordance with the stipulations set out in the Declarations and the underwriting information provided to the Company in writing, all of which are deemed to form an integral part of this Policy, and subject to all the terms, conditions, limitations and exclusions of this Policy, the Company hereby agrees as follows with the Insured:

(a)	In the event of the Total Loss or Constructive Total Loss of the Satellite, occurring between Attachment of Risk and Termination of Risk, to pay the Insured the applicable Sum Insured, or

(b)	In the event of a Partial Loss, occurring between Attachment of Risk and Termination of Risk, to indemnify the Insured as set forth in Definition 8.

Prior to any loss being considered a Total Loss or Constructive Total Loss or Partial Loss, the Insured, after making a reasonable judgment, must use all the redundant and available components and spare parts and must determine that the Satellite or the partially damaged portion thereof cannot be used for its intended communications purposes.

In the event of a loss which is indemnifiable under the terms of this Policy which, within a reasonable period of time, could be corrected or compensated for in a satisfactory manner, through an additional ground installation, changes in procedures, the development of software and/or any other means, the Company shall negotiate with the Insured (and such agreement shall not be unreasonably delayed, taking into account the Insured’s needs), and

(i)	shall indemnify the Insured in the manner stipulated above, or

(ii)	shall assume responsibility for all the expenses incurred by the Insured as a result of the aforementioned corrective measures.

The total amount paid, with respect to all the claims in connection with any Satellite insured under the terms of this Policy, shall not under any circumstances exceed the Sum Insured corresponding to said Satellite. However, in the event the Company exercises the option of adopting corrective measures which fail to correct or compensate for the loss in a satisfactory manner, with respect to the Satellite, the Company shall be liable for all the expenses in connection with corrective measures, in addition to the applicable Sum Insured or, in the event of a Partial Loss, in addition to the amount of indemnity corresponding to said Satellite.

(c)	In the event of a termination of the Launch which occurs after Attachment of Risk, the Company shall indemnify the Insured for all the costs and expenses (including the additional costs reasonably and necessarily incurred by the Insured with respect to the insurance coverage of the Morelos III Satellite between the Termination of the Launch and the Intentional Ignition of the re-launch, but excluding, however, any premiums paid under the terms of this Policy) incurred with respect to the repair, storage, transport and repetition of

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

tests, and in connection with the restoration of the Morelos III Satellite to conditions such that it is fit for flight, in accordance with the terms established in Declaration 11(d)(iii), for purposes of the Restored Launch.

(d)	This policy will respond for claims up to the maximum sum insured with respect to paragraphs (a), (b) and (c) above.

DEFINITIONS

1.	AVAILABLE TRANSPONDER LIFE

“Available Transponder Life” means, with respect to the Morelos III Satellite, the number of years of fraction thereof, calculated at any point in time between Attachment of risk and the Termination of Risk (as specified in this policy) during which each Transponder is expected to be available for operation without a Transponder Failure, calculated as of 60 (sixty) days after the Launch or at any subsequent time, but prior to the Termination of the Risk for the Morelos III Satellite Insured under the terms of this Policy and based upon the performance of the Transponder(s) and the condition of the Satellite at that time.

If, due to the power, fuel or any other deficiency, it is reasonably possible to demonstrate by means of telemetry and in orbit tests that a Transponder, even though it has not experienced Transponder Failure prior to the Termination of Risk, will subsequently experience Transponder Failure prior to its the completion of its Stated Transponder Life Transponder , then the time of the projected Transponder Failure will be deemed to be the end of the Available Transponder Life for that Transponder.

When the Available Transponder Life for a Transponder exceeds the Stated Transponder Life for that Transponder, then, for purposes of this Policy, the Available Transponder Life for that Transponder will be deemed to be equal to the Stated Transponder Life for that Transponder.

2.	AVAILABLE TRANSPONDER YEARS

“Available Transponder Years” means, for each Satellite, the sum of the Available Transponder Life for all Transponders.

3.	CONSTRUCTIVE TOTAL LOSS

“Constructive Total Loss” shall mean for each satellite separately, the occurrence of Transponder Failures such that:

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

(a)	The Available Transponder Years are 50% (fifty percent) or less of the Stated Transponder Years for the complete Satellite, with both Available Transponder Years and Stated Transponder Years, calculated as of the moment of the occurrence giving rise to the reduction in the number of Available Transponder Years; or

(b)	All the C Band Transponders are Transponder Failures; or

(c)	All the Ku Band Transponders are Transponder Failures.

4.	CONTRACT(S)

“Contract” means Contract No. TM-SAT-03/96 ADQ signed with Arianespace on 30 June 1996 in Mexico City and Contract No. TM-SAT-01/96 ADQ signed with Hughes Space Communications International Inc. on 18 July 1997 in Mexico City.

Any other changes and/or modifications will be subject to endorsement hereon and Condition 17

5.	INTENTIONAL IGNITION (*)

“Intentional Ignition” means the moment at which ARIANESPACE’s automatic sequence control equipment indicates that intentional ignition has occurred with respect to any of the first stage motors on the Launch Vehicle transporting the Morelos III Satellite for the purpose of carrying out the Launch.

6.	LAUNCH (*)

“Launch” means the moment after Intentional Ignition of the Ariane 4 Launch Vehicle, after the opening of the base clamps and the resulting release of the Launch Vehicle.

(*)	To be modified in accordance with the terms established in the Launch Services Contract.

7.	LAUNCH VEHICLE

“Launch Vehicle” means the Ariane 4 type Launch Vehicle used to carry out the Launch, in accordance with the respective Contract.

8.	PARTIAL LOSS

“Partial Loss” means the reduction in the Available Transponder Years for a Satellite below the Stated Transponder Years for that Satellite, which does not result in a Total Loss or Constructive Total Loss.

In the case of a Partial Loss resulting from a Transponder Failure, occurring during the

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

coverage period, the following indemnities will be applicable:

C Band Transponders:

For each transponder, the indemnity will be US$ 5’208,333 (five million two hundred eight thousand three hundred thirty three dollars).

Ku Band Transponders:

For each transponder, the indemnity will be US$ 5’208,333 (five million two hundred eight thousand three hundred thirty three dollars).

In the case of Partial Loss resulting from a Transponder, which has not experienced a Transponder Failure during the period between Attachment of Risk and Termination of Risk for that Satellite, but which is expected to sustain a Transponder Failure prior to the end of the Stated Transponder Life due to an occurrence between the Attachment of Risk and Termination of the Risk for that Satellite, or if the Satellite sustains a Partial Loss resulting from a reduction in the Stated Transponder Life due to a loss of fuel or power, then the amount of the indemnity for Partial Loss will be the indemnity established below, except if the Insured has been previously indemnified for a Partial Loss under the terms of this Policy or if the Insured simultaneously presents a claim under the terms of another clause in this Policy. If any of these exceptions are applicable, the amount of the indemnity for the Partial Loss will be adjusted so as to eliminate any duplication in the payment of the claims.

The indemnity granted under the terms of this Policy for a Partial Loss will be calculated by multiplying the Sum Insured by the Partial Loss Factor (PLF).

The “PLF” will be calculated for each Satellite by using the following formula:

PLF = 1 -	Available Transponder Years Stated Transponder Years

The Available Transponder Years and the Stated Transponder Years will be calculated at the same point in time, which will be the time of the occurrence which results in a reduction in the Available Transponder Years or 60 (sixty) days after Launch, whichever occurs later. The ratio between the Available Transponder Years and the Stated Transponder Years must not be greater than one (1).

In the event the Insured presents a claim for a reduction in the Available Transponder Years which cannot be quantified by the PLF, the indemnity will reflect the actual loss sustained by the Insured and, if possible, will be determined by mutual agreement between the parties.

9.	RESTORED LAUNCH

“Restored Launch” means the Launch of Morelos III after a Termination of the Launch, using

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

the same or any other Launch Vehicle.

10.	SATELLITE

Satellite” refers to telecomunicaciones spacecraft Morelos III, manufactured by Hughes Space & Communications International Inc. in accordance with the terms of the respective contract. The Morelos III Satellite is equipped with 24 (twenty four) C Band transponders and 24 (twenty four) Ku Band transponders.

11.	SATELLITE PERFORMANCE SPECIFICATIONS

The “Satellite Performance Specifications” mean the Spacecraft Performance Specifications established in the respective Contract.

12.	STATED TRANSPONDER LIFE

“Stated Transponder Life” for purposes of this Policy means the operational life of each Transponder designed to be available for operation in accordance with the requirements set out in the Satellite Performance Specifications; defined as being fifteen (15) years. The Stated Transponder Life will be reduced on a linear, day-to-day basis, starting 60 (sixty) days after Launch to become 0 (zero) 15 (fifteen) years after that date.

13.	STATED TRANSPONDER YEARS

“Stated Transponder Years” for purposes of this Policy means the cumulative sum of the Stated Transponder Life for all the Transponders, this being 720 (seven hundred and twenty) transponder years in the case of the complete Satellite, including 360 (three hundred and sixty) Transponder years for the C Band and 360 (three hundred and sixty) transponder years for the Ku Band, all calculated 60 (sixty) days after Launch.

14.	TERMINATION OF THE LAUNCH

“Termination of the Launch” means the moment, determined by Arianespace, when, after Intentional Ignition, the Launch Vehicle’s main first stage motors shut off, prior to the Launch and the reconfiguration of the launch plataform and Launch Vehicle are completed and in safe condition, equal to the conditions existing prior to the occurrence of the Intentional Ignition.

15.	TOTAL LOSS

“Total Loss” under the terms of this Policy means that the Satellite has been totally lost or destroyed or cannot reach or maintain its designated orbital position of 116.8° West, within 180 (one hundred and eighty) days after Launch.

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

16.	TRANSPONDER

“Transponder” shall mean the elements of a Satellite communication subsystem between the receive antenna and transmit antenna that provide the maximum bandwidth with single transmission capacity allowed by the frequency filters. It includes any redundancy switch which provides individual channels for communication transmission for C Band and Ku Band channels.

17.	TRANSPONDER FAILURE(S)

“Transponder Failure(s)” means for each Transponder separately the permanent (including intermittent) physical loss of or damage to or failure of a Transponders and/or a Satellite to meet the Satellite Performance Specifications, such that the Insured, using reasonable judgement and after examining all the technical alternatives for correcting the failure, demonstrates that the Transponder cannot be used for its intended commercial communications operations of the Insured.

The Insured must use all the available redundant components and spare parts, as well as all the resources available, such as fuel and power, before any Transponder is considered a Transponder Failure and for purposes of determining any indemnification hereunder, such resources shall be allocated so as to minimize the loss. The Insured is however free to actually allocate available resourses in the manner that best serves his operational needs.

Transponder Failure shall be deemed to occur at the time when use ceases to be possible.

CONDITIONS

1.	ABANDONMENT

In the event of any loss, there shall be no abandonment of any of the Insured’s property, unless the Company has given its prior written consent.

2.	ACCESS TO INFORMATION

Upon specific written request, the Insured will make their best efforts to provide the Company with all the reasonably available information with respect to the subject matter of this Policy.

In the event of Notification of Loss is presented under the terms of this Policy, the Insured, at the request of the Company, shall do the following:

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

(a)	Meet with the Company in order to discuss the circumstances relating to the loss; and

(b)	Make their best efforts to give the Company access to all the information used in or resulting from any investigation into or analysis of the cause or the effects of the loss or damage; and

(c)	Make available for inspection or copying all the information necessary to establish the loss or the value of any salvage and to verify the accounting methods used to calculate any return of the payment made on the claim.

To the extent that any information required by the Company under the terms of this Condition 2, is subject to non-disclosures, the Insured will make their best efforts to obtain such information.

3.	ADJUSTMENTS AFTER LOSS

In the event of the payment of a claim under the terms of this Policy, and if the Insured and the Company subsequently agree the ensuing events have reduced or eliminated the claim, the Insured shall return to the Company, within 60 (sixty) days, as of the date of such agreement, the difference between the original payment and the agreed amount of the reduced claim. The amounts reasonably spent by the Insured as a result of reducing the loss shall be included in the agreed upon claim.

4.	APPLICABLE LAW

This Policy is subject to and shall be interpreted in accordance with Mexican law.

5.	ARBITRATION

In the event of any controversy, the matter shall be turned over to the Comisión Nacional de Seguros y Fianzas (Mexican National Insurance Commission), whether at its main office or any of the Commission’s regional offices, as stipulated under the terms of Article 135 of the General Law on Stock and Mutual Insurance Companies, and if said Commission is not designated to serve as the arbiter, the aggrieved party may file suit before the competent courts having jurisdiction over the Company’s domicile, as indicated in the policy schedule.

6.	ASSIGNMENT

The Company shall not be bound by any assignment of the interest insured under the terms of this policy, unless the Insured obtains the written consent of the Company prior to any such assignment.

7.	CANCELLATION

This Policy may only be canceled or rescinded in accordance with the terms established in

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

Condition 13 FRAUD OR MISREPRESENTATION or Condition 17 MATERIAL CHANGE or by mutual agreement between the Company and the Insured, except that if the agreed upon premium is not paid within a period of thirty (30) calendar days, as of the due date, the Insurers shall have the right to cancel this insurance contract as of 24:00 hrs on the last day of said time period.

8.	CHANGES

Notice to or knowledge possessed by any agent or other person shall not effect a waiver or change in any part of this policy, nor stop the Company or the Insured from asserting their rights under the terms of this Policy.

The terms of this Policy may be waived or changed only by mutual agreement between the Insured and the Company as evidenced by an endorsement issued to form part hereof.

9.	CONFIDENTIALITY

All the information of any kind provided by the Insured to the Company, under the terms of this Policy, is the property of the Insured and is confidential. Such information cannot be used or divulged in whole or in part, except for purposes of this Policy, without the prior written consent on the part of the Insured.

10.	DECLARATIONS

By accepting this Policy, the Insured agrees that the statements in the declarations are truthful and that this Policy has been issued in reliance on said declarations and that this Policy incorporated all the agreements existing between the Insured and the Company.

11.	DISCREPANCIES IN THE POLICY

(ARTICLE 25 OF THE LAW ON INSURANCE CONTRACTS)

“If the contents of this Policy or the modifications hereto do not coincide with the offer, the Insured may request the corresponding rectification within 30 days, as of the date on which the Policy is received. After such time, it will be deemed that the stipulations in the Policy and any modifications hereto have been accepted.”

12.	DUE DILIGENCE

The Insured shall use due diligence and shall do and concur in doing all things reasonably practicable to avoid or diminish any loss under this Policy and act at all times as if uninsured.

13.	FRAUD AND MISREPRESENTATION

This Policy shall be null and void if the Insured knowingly conceals or misrepresents, in writing or otherwise, any material fact or circumstances concerning the insurance provided under this

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

Policy or the subject matter hereof. This Policy shall be null and void if the Insured defrauds or attempts to defraud the Company on any matter concerning this Policy whether before or after loss.

14.	HEADINGS

The headings of the various sections and paragraphs in this Policy and any endorsements or additional agreements which currently or at some later date are attached to or incorporated into this Policy, have been included only for purposes of convenience and do not limit or in any way affect the terms established in the paragraphs themselves.

15.	INSPECTION, AUDIT AND INFORMATION

Through their authorized representatives, the Company reserves the right to inspect the Insured’s books and records insofar as they relate to the subject matter of this insurance, at any reasonable time during the Policy Period and, if a proof of loss is presented under the terms of this Policy, for a period of 3 (three) years after the expiration of Termination of Risk granted under the corresponding Section of this Policy.

16.	LEGAL ACTION AGAINST THE COMPANY

No legal action may be initiated against the Company for the payment of an indemnity under the terms of this policy, unless the Insured has fully complied with all the terms of this Policy and then not until 30 (thirty) days after the date on which the Insured has sent the Company the complete proof of loss included in the final adjustment, in accordance with Condition 22.

17.	MATERIAL CHANGE

If the Insured:

(a)	waives or modifies any of the material technical specifications or requirements in the Contracts, or
(b)	becomes aware of a material change in any of the underwriting information previously provided to the Company, or
(c)	changes, revises or corrects the Contracts, or
(d)	becomes aware of any damage or abnormality which increases the risk of loss under the terms of this Policy,

The Insured must immediately notify the Company with respect to such modification, change, waiver, revision, agreement, failure or anomaly. The Company reserves the right to review all the terms and conditions of this Policy with the Insured and to the extent that such modification, change, waiver, revision, agreement, failure or anomaly results in an increase in the risk of loss or change in the insurable interest under this Policy, to renegotiate the affected terms or if it is not possible to reach a good faith agreement, the Company reserve the right to withdraw its participation in this Policy. The aforementioned negotiations shall take into consideration the urgency posed by the Launch date.

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

Any loss, should the Insured fail to notify the Company, the proximate cause of which arises from any such modification, change, waiver, revision, agreement or anomaly, as to which the Insured was aware and did not notify the Company, shall not be covered under the terms of this Policy.

Occurrences arising out of events leading to a Termination of the Launch, Total Loss, Constructive Total Loss or Partial Loss or a change in the operating status of the Satellite which occurs after the applicable Attachment of Risk will not be considered a material change.

18.	NOTIFICATION

All notifications, requests and other communications must be sent in writing and will take effect when sent by certified mail, telex or fax or delivered personally to the following addresses:

THE COMPANY:	SEGUROS COMERCIAL AMÉRICA Av. Insurgentes Sur 3900 C.P.14000 México, D.F.

THE INSURED:	SATÉLITES MEXICANOS, S.A. DE C.V. (SATMEX) Eje Central Lázaro Cárdenas No. 567 Piso 15, Ala Norte Col. Narvarte, C.P. 03020 México, D.F.

or to any other address which may be specified in writing at any time in the future.

19.	NOTIFICATION OF LOSS

In the event of an occurrence likely to result in a claim under this Policy, the Insured shall give written notice of loss as soon as possible to the Company. Such notice shall contain sufficient particulars to identify the Insured, and also reasonably obtainable information describing the circumstances of the occurrence. In no event shall Notice of Loss be provided later than 30 (thirty) days after the General Director or Technical Director of the Insured have been notified of the occurrence.

20.	OTHER INSURANCE

If there is any other valid insurance, obtained by or for the benefit of the Insured, relating to the coverage granted under the terms of this Policy and with respect to which a Proof of Loss is presented under this Policy, then this Policy will pay in the same proportion which the Sum Insured under the terms of this Policy bears to the total amount of all the collectible insurance, unless such additional coverage has been specifically approved by the Company.

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

21.	PAYMENT OF CLAIMS

Any claim which is indemnifiable under the terms of this Policy will be paid by the Company to the Insured within a period of 30 (thirty) days as of the date on which an agreement is reached with respect to the final adjustment, whether by mutual agreement or arbitration, with respect to the amount owed to the Insured under the terms of this policy.

22.	PROOF OF LOSS

In the event of a claim under this Policy, the Insured shall file a notarized proof of loss to the Company, as soon as practicable in such form and including such information as the Company may reasonably require and request. In no event shall the proof of loss be filed later than 180 (one hundred and eighty) days after the notification of loss. The proof of loss shall state the date, time, the nature of the loss and the probable cause of each occurrence which results in a claim under this Policy, and in the event of Partial Loss, the basis for the amount of the claim. The Company shall be entitled to have access to technical information, in accordance with Condition 2, and to information on the basis for the amount of the loss claimed. The Proof of Loss shall be signed by an authorized officer of the Insured and notarized.

Final adjustment of the claim shall occur within 60 (sixty) days after the Company receives complete Proof of Loss, and all the other available information, in accordance with this Condition 19, and Condition 2, from the Insured.

No claim will be recognized under this Policy unless the occurrence giving rise to the loss occurs between Attachment of Risk and Termination of Risk, the Insured gives written notice of loss prior to expiration of 30 (thirty) days following such Termination of Risk and files a notarized Proof of Loss within 180 (one hundred and eighty) days following notice of loss.

23.	REINSTATEMENT OF THE SUM INSURED

In the event of loss due to a Termination of the Launch, the Sum Insured may be reinstated, subject to the payment of a premium to be calculated on the basis of the rate established in the Policy for the Launch, plus 1826 days, and based on the reinstated amount. The premium must be paid 60 (sixty five) days prior to the re-Attachment of the risk.

24.	SALVAGE

(a)	In the event the Company pays a claim for Total Loss or Constructive Total Loss or Partial Loss, including losses arising from the Termination of the Launch due to which the Morelos III Satellite is not re-launched, under the terms of this Policy, the Insured will make reasonable efforts so as to obtain the maximum benefit from the salvage for the Company and if the Insured subsequently obtains revenues from the operation of the damaged Satellite or damaged portion thereof, the Company shall have the right to recover such payment through the return of 10% (ten percent) of the gross income from the operation of the damaged Satellite or damaged portion thereof. The recovery of the payment of the loss shall not exceed the amount of the claim paid to the Insured by the

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

Company. For purposes of this clause, the Insured has the first right with respect to the use of the Satellite.

In the event of the sale of a Satellite and/or any parts thereof, subsequent to a Total Loss or Constructive Total Loss or Partial Loss, the Company shall receive 100% (one hundred percent) of the proceeds from the sale, after deducting the Insured’s costs in connection with the sale of a Satellite and/or any damaged parts thereof.

(b)	Upon the payment of a Total Loss or Constructive Total Loss under the terms of this Policy, the Insured, at the option of the Company, may:

(i) De-orbit the Satellite from its geostationary orbit and place it in an orbit 75 kilometers greater than the geostationary orbit and place it in an orbit 75 kilometers greater than the geostationary radius. This maneuver may be carried out by the Insured, with the support of the Satellite manufacturer, in order to free up the position assigned to Mexico; or

(ii) Transfer ownership of the Satellite to the Company, at the Company’s request. The Company must move the Satellite from the orbital position assigned to Mexico, at the Insured’s request.

25.	SUBRROGATION

For up to the amount of any claim paid under the terms of this policy, the Company will be subrogated in all the Insured’s rights of recovery against any individual or corporate entity. The Insured must execute and deliver instruments and documents and shall do everything necessary to enforce such rights. The Insured must cooperate with the Company and, at the Company’s request, shall assist in the settlement, obtain evidence, obtain the attendance of witnesses during litigation, and any expenses incurred in complying with the Company’s requests shall be paid by the Company.

The Company shall not acquire any rights of recovery which the Insured has waived in writing against Hughes Communications International Inc., Telesat Canada, Arianespace S.A. and Comsat Corporation, their contractors and/or subcontractors and/or suppliers at any level prior in the inception of this policy, and such waiver shall not effect the Insured’s right to recover under the terms of this policy.

The Company agrees not to exercise its subrogation rights against the Insured’s subsidiary companies. The Insured agrees not to waive its rights, at any point in the future, without the written consent of the Company. The Company agrees not to exercise subrogation rights against any partner, associated and/or subsidiary company of the Insured, or against any executive or employee of such partners, associated and/or subsidiary companies of the Insured.

26.	USE OF THE SATELLITE AFTER THE PAYMENT OF A CLAIM

The payment of an indemnity by the Company with respect to a Total Loss or Constructive Total Loss or Partial Loss shall not impede the Insured, subject to prior approval on the part of

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

the Company, from operating the Satellite or the affected Transponder(s) for scientific and/or demonstration and/or incidental communications purposes, which do not generate revenues and/or equivalent goods or services due to the use of the Satellite or the Transponder(s) by the Insured, and such use shall reduce the amount of the claim paid to the Insured. If, within 10 (ten) days, as of the date on which the Company receives a request of this nature, by certified mail, the Company does not respond to the Insured’s request with respect to the operation of the Satellite or Transponder(s), the Insured may operate said Satellite or Transponder(s) as requested

27.	WARRANTY

The Insured warrants and represents that, as of Attachment of Risk, it has not withheld from the Company any of the material information that it has concerning waivers, anomalies, failures and/or deviations from the requirements in the Contract that have occurred on the Satellite or Launch Vehicle.

EXCLUSIONS

This Policy is not applicable to any loss caused by or resulting from:

1.	War, hostile or warlike actions in time of war or peace, including the measures adopted to impede, combat or defend against any actual, imminent or expected attack on the part of:

(a)	any government or sovereign power (de jure or de facto), or
(b)	any authority maintaining or employing military, naval or air forces, or
(c)	military, naval or air forces, or
(d)	any agent of such government, power, authority or force.

2.	Any anti-satellite devices or device employing atomic or nuclear fission and/or fusion, or device employing laser beams or directed energy.

3.	Insurrection, rebellion, strikes, riots, civil commotion, labor disturbances, revolution, civil war, usurpation or measures adopted by the governmental authorities to impede, combat or defend against such events, whether war has been declared or not.

4.	Confiscation by order of any governmental authority or governmental agency (whether secret or of any other nature) or public authority.

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Seguros Comercial América, S.A. de C.V.	Av. Insurgentes Sur No. 3900 14000 México. D.F. Tels. 727-2500. 727-1010
SPECIFICATION TO BE ATTACHED TO AND/OR FORM PART OF POLICY NO. Q6100310, ISSUED BY SEGUROS COMERCIAL AMÉRICA S.A. DE C.V.

5.	Nuclear reaction, nuclear radiation or radioactive contamination of any type or description, whether such loss or damage is direct or indirect, with the exception of radiation occurring naturally in space.

6.	Electromagnetic or radio frequency interference, except for physical damage to the Satellite or any Transponder arising directly from such interference.

7.	Voluntary or intentional acts on the part of the Insured (except by the Safety Official at the installations while acting within the scope of his authority) to gain access to the Satellite and/or Launch Vehicle, the purpose of which is to cause the loss or failure of the Satellite and/or Launch Vehicle. However, this exclusion is not applicable to the actions of any employee, contractor or subcontractor of the Insured when acting outside the scope of their authority and without the knowledge of the Insured.

8.	Third Party Liability.

9.	Loss of income, expenses (except as indicated in the Insuring Agreement), indirect loss and/or consequential loss.

/s/ [ILLEGIBLE] SEGUROS COMERCIAL AMÉRICA, S.A. DE C.V.

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